Exhibit 99.2

Rue Osseghemstraat 53
B-1080 Brussels, Belgium
www.delhaizegroup.com

Brussels, March 31, 2004

To the holders of Delhaize Group
American Depositary Shares:

This letter is being furnished to the holders of Delhaize Group American Depositary Shares (ADSs) as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with an Extraordinary General Meeting of Shareholders to be held on Friday, April 30, 2004. at 2:00 p.m., local time, at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium.

At the Extraordinary General Meeting, shareholders will consider and vote on confirmation of the appointment of Dr. William R. Roper as a director and, provided that a quorum of at least fifty percent of the company’s share capital is present at the meeting, certain amendments to Article 10 of the company’s Articles of Association discussed below. A comparison of the current language and the revised language of Article 10 is available on the Internet at Delhaize Group’s website (http://www.delhaizegroup.com).

If this quorum requirement is not satisfied on April 30, 2004, a second Extraordinary General Meeting of shareholders will be held on May 27, 2004 at 2:45 pm, local time, at the same location, without a quorum requirement, to consider the amendment of Article 10. The record date for both the April 30 meeting and, as necessary, the May 27 meeting is March 24.

You need only vote once with respect to both the April 30 meeting and, as necessary, the May 27 meeting, by following the procedures specified in a separate notice by Delhaize Group’s Depositary, The Bank of New York, which accompanies this letter. If you have questions regarding the proposals, please contact Delhaize Group’s U.S. investor relations representative, Amy Shue, at (704) 633-8250, ext.2529. If you have questions regarding voting procedures, please contact The Bank of New York toll free within the United States at 1-877-853-2191 or at 1-610-382-7836 for international calls.

Pierre-Olivier Beckers
President and Chief Executive Officer

Proposal (1)
Confirmation of the mandate of
Dr. William R. Roper as director of Delhaize Group SA

          On July 31, 2003, the Board of Directors (the “Board”) of Delhaize Group SA (also called the “Company” herein) appointed Dr. William L. Roper (55) as director to fill the remaining term of Mr. Bill McCanless, who resigned as director as of July 31, 2003. In accordance with Belgian law, the Extraordinary General Meeting is required to decide whether to confirm Dr. Roper’s appointment as a director until the expiration of the term he filled, which is the end of the Ordinary General Meeting scheduled for May 27, 2004. At the Ordinary General Meeting, Dr. Roper’s election for a new three-year term will be proposed.

          Dr. Roper is Dean of the School of Public Health at the University of North Carolina at Chapel Hill, one of the leading schools in this field in the U.S. He is also a professor of health policy and administration in the School of Public Health, and a professor of pediatrics in the School of Medicine at UNC-CH. Before joining UNC-CH in 1997, Dr. Roper was senior vice president of Prudential HealthCare. Prior to that, he was director of the U.S. Centers for Disease Control and Prevention (CDC) and served on the senior White House staff. He received his Doctor of Medicine from the University of Alabama School of Medicine, and his Masters in Public Health from the University of Alabama at Birmingham School of Public Health. He completed his residency in pediatrics at the University of Colorado Medical Center.

          The Board proposes and recommends that the shareholders confirm the appointment of Dr. William L. Roper as director until the expiration of the term he filled, which is the end of the Ordinary General Meeting scheduled for May 27, 2004.

Proposal (2)
Amendment to
Article 10 (Acquisition, Pledge and Transfer of Own Shares) of
Delhaize Group’s Articles of Association

     The Board of Delhaize Group SA is authorized under Article 10 the Company’s Articles of Association for a period of 18 months expiring on November 22, 2004, to purchase, on behalf of the Company, a maximum often percent of the outstanding Delhaize Group ordinary shares at a price between EUR 1 and EUR 150. Though not limited by the Articles of Association, the Board could make such purchases, on behalf of the Company, for investment purposes or to cover equity-based compensation plans for employees of the Company or its subsidiaries. Under Article 10, such purchases may also be made by one or more direct subsidiaries of the Company. All such purchases count toward the ten percent maximum.

     The Board proposes keeping the per share purchase price floor at EUR 1 but replacing the per share purchase price cap of EUR 150 with a cap equal to 20% above the highest stock market closing price of the Company’s share on Euronext Brussels during the twenty trading days preceding the share purchase. This cap better links the authorization to the actual evolution of the Company’s share price.

     The Board proposes and recommends that the shareholders approve an amendment to Article 10 of the Company’s Articles of Association, which grants authority to the Board to purchase, on behalf of the Company, a maximum of ten percent of the outstanding Delhaize Group ordinary shares for a new period of eighteen months beginning on the date of shareholders’ approval at a per share purchase price no less than EUR 1 and no greater than 20% above than the highest stock market closing price of the Company’s share on Euronext Brussels during the twenty trading days preceding the share purchase.

Proposal (3)
Power to Implement Proposals

     The Board proposes and recommends the shareholders grant the Board the power to implement, and delegate the implementation of, the proposals approved by the shareholders at the Extraordinary General Meeting and to update the Articles of Association.

2

Annex 1 to Exhibit 99.2

Rue Osseghemstraat 53
B-1080 Brussels, Belgium
www.delhaizegroup.com

Agenda of the Extraordinary General Meeting to be held at the registered office of the company on April 30, 2004(I) at 2:00 p.m.

1.	Confirmation of the mandate of Dr. William L. Roper as director

Proposal to confirm the mandate of Dr. William L. Roper as director, who was appointed by the board of directors on July 31st, 2003 to fill the un-expired term of the mandate of Mr. Bill Mc Canless who resigned as director as at July 31st, 2003, until the end of the ordinary general meeting that will approve the annual accounts relating to the financial year 2003.

2.	Article 10 of the Articles of Association – Acquisition, pledge and transfer of own shares

Proposal to (i) grant to the board of directors the authorization to acquire shares of the company for a duration of eighteen months and to (ii) authorize for the same duration direct subsidiaries of the company to acquire shares of the company, as such subsidiaries are defined by legal provisions on the acquisition of shares of the parent company by its subsidiaries. Subsequent proposal to replace the last paragraph of Article 10 of the Articles of Association with the following text:

“In addition, on April 30, 2004, the extraordinary general meeting authorized the board of directors to acquire up to ten per cent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a duration of eighteen (18) months as from the date of the extraordinary general meeting of April 30, 2004 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

(1)      While no quorum is required to consider and vote upon points one and three of the agenda set forth below, shareholders representing at least 50% of the share capital of the company must attend the Extraordinary General Meeting to allow the shareholders to consider and vote upon point two of the agenda. If the quorum required is not satisfied at the first call of the Extraordinary General Meeting to be held on April 30, 2004, a second call of the Extraordinary General Meeting shall be held on May 27, 2004. In such a case, the date “April 30, 2004” should be replaced by the date “May 27, 2004”.

If the above proposal is approved, Article 10 of the Articles of Association will read as follows:

“The company may acquire or hold in pledge its own shares in compliance with legal provisions in force. The board of directors is authorized to transfer through public or private transactions the shares that the company acquired, under conditions determined by the board of directors, without the prior approval of the shareholders meeting, in compliance with legal provisions in force.

On May 23, 2002, the extraordinary shareholders meeting authorized the board of directors to acquire and transfer company’s shares when such acquisition or transfer is necessary in order to prevent serious and imminent damage to the company. Such authorizations are granted for a period of three years as from the date of publication of this authorization in the Appendix of the Official Gazette.

The above-mentioned authorizations also relate to acquisitions and transfers of shares of the company by direct subsidiaries of the company and are renewable in compliance with legal provisions in force.

In addition, on April 30, 2004, the extraordinary general meeting authorized the board of directors to acquire up to ten per cent (10%) of the outstanding shares of the company at a minimum unit price of one Euro (EUR 1-) and at a maximum unit price not higher than 20% above the highest closing stock market price of the company’s share on Euronext Brussels during the twenty trading days preceding the acquisition. Such authorization has been granted for a duration of eighteen (18) months as from the date of the extraordinary general meeting of April 30, 2004 and extends to the acquisition of shares of the company by its direct subsidiaries, as such subsidiaries are defined by legal provisions on acquisition of shares of the parent company by its subsidiaries.”

3.	Powers

Proposal to approve the following resolution: “The extraordinary general meeting grants the powers to the board of directors, with the power to sub-delegate, to implement the decisions of the general meeting and update the Articles of Association.”